CERTIFICATE OF QUALIFIED PERSON

Richard Alexander, P.Eng
1188 Bentall 5, 550 Burrard St.
Vancouver, BC
Tel: (604) 601-4018
Fax: (604) 687-4026
richarda@eldoradogold.com

I, Richard Alexander, am a Professional Engineer, employed as Project Manager of Eldorado Gold Corporation and residing at 5922 Boundary Place in the City of Surrey in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the University of Alberta with a Bachelor of Science degree in Mechanical Engineering in 1985.

I have practiced my profession continuously since 1985 and have worked in project management and engineering and construction management of mineral projects in South America, Central America, Canada, United States, Turkey and the former Soviet Union.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I was responsible for reviewing matters related to Sections 1, 2, 3, 4, 5, 16, 18, 19, 20, 21 and 22 for the Tocantinzinho Project in Brazil. The report entitled *Technical Report for the Tocantinzinho Gold Project, Brazil,* with an effective date of May 3, 2011, was prepared under my supervision. He has not visited the Tocantinzinho Gold Project.

I have not had prior involvement with the property that is the subject of this technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.4 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and all sections for which I am responsible in this report entitled, *Technical Report for the Tocantinzinho Gold Project, Brazil,* with an effective date of May 3, 2011, and this technical report has been prepared in compliance with same.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Vancouver, British Columbia, this 4th day of May, 2011.

Richard Alexander, P.Eng